Exhibit 21.1

SUBSIDIARIES OF NCS MULTISTAGE HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation
Pioneer Intermediate, Inc.	Delaware
Pioneer Investment, Inc.	Delaware
Pioneer NCS Energy Holdco, LLC	Texas
NCS Multistage, LLC	Texas
STS Logistics and Analytics, LLC	Oklahoma
STS Holdings, Inc.	Nevada
STS Tracer Services, Ltd.	Canada
NCS Multistage Norge	Norway
Repeat Precision, LLC	Texas
RJ Machine Mexico, S. de R.L. de C.V.	Mexico
NCS Multistage Global Services, LLC	Texas
NCS Multistage Global Services, LLC (UK)	United Kingdom
NCS International, LLC	Texas
NCS Multistage Argentina S.R.L.	Argentina
NCS International 2, LLC	Texas
NCS Multistage Inc.	Canada